Exhibit 99.1

For immediate release

PreMD’s PREVU* LT Cleared For Sale in Europe

Submission made to Health Canada, plans for submission to FDA on track

Toronto, Ontario (September 18, 2006) --- Predictive medicine company PreMD Inc. (TSX: PMD; Amex: PME) today announced that it has Conformité Européene (CE)-marked its PREVU* LT Skin Sterol Test, the company’s second product in the PREVU* family of skin sterol tests. The CE-Mark designation signifies that the skin sterol test complies with the essential requirements of the European Union In Vitro Medical Devices Directive and allows for it to be sold in the European Union (EU). The CE-marking in Europe results in a milestone payment to PreMD from its marketing partner, McNeil Consumer Healthcare.

PREVU* LT is a lab-processed format of the PREVU* technology which has been developed for use within the life insurance industry and diagnostic laboratories.

“The clearance of this new laboratory test format significantly expands the market potential for PREVU*,” said Dr. Brent Norton, President and Chief Executive Officer of PreMD. “The clearance of the product in the EU represents an important achievement for our company. Furthermore, this second PREVU* product is a key component of our strategy to address multiple markets with multiple formats of the technology. Our plan for submission of PREVU* LT to the U.S. Food & Drug Administration (FDA) remains on track for this year.”

PREVU* LT is CE-marked in Europe as a risk assessment tool for cardiovascular disease. The Technical File for this product included clinical data from the recently completed PREPARE (PREVU* Predicts Atherosclerosis Risk and Events) study, conducted in the life insurance industry with the participation of selected U.S. life insurers. The product was compared to traditional risk assessment measures.

PreMD has also submitted a Class II Device licence application to Health Canada’s Therapeutic Products Directorate (TPD) for clearance of PREVU* LT. The TPD is the Canadian federal authority that regulates pharmaceutical drugs and medical devices for human use. PreMD is currently preparing the premarket notification or 510(k) for submission to the U.S. Food and Drug Administration (FDA).

About PREVU*LT
PREVU* LT non-invasively measures the amount of cholesterol (sterol) that has accumulated in the skin tissues, as opposed to blood, by painlessly collecting skin cells from the palm of the hand using a specially designed adhesive strip, which is then sent to a laboratory for processing. No fasting or other patient preparation is required for the test. The lead product in this family, PREVU* Point of Care (POC) Skin Sterol Test, is cleared for sale in Canada, the U.S. and Europe and is currently being marketed by McNeil Consumer Healthcare.

About PreMD
PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are licensed worldwide to McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

For more information about PREVU*, please visit www.prevu.com or call 1-866-283-8328 (North America) or 00-800-8283-8328 (Europe), or email yourvoice@mccca.jnj.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

* Trademark
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For more information, please contact:
Ron Hosking
Chief Financial Officer
Tel: 416-222-3449 ext. 34
Email: rhosking@premdinc.com